BC FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT

Item 1:

Reporting Issuer

Caledonia Mining Corporation

1710 – 1177 West Hastings Street

Vancouver, BC  V6E 2L3

 (“Company”)

Item 2:

Date of Material Changes

(a)

Re Sale of Barbrook Mines Limited – February 25, 2008

(b)

Re:  Sale of Eersteling Gold Mining Company Limited – March 3, 2008

Item 3:

Press Releases

(a)

Re Sale of Barbrook – February 25, 2008

(b)

Re Sale of Eersteling – March 4, 2008

Item 4:

Summary of Material Changes

(a)

Re: Sale of Barbrook.  The Company has signed an acceptance of an offer for its sale of 100% of the issued shares of Barbrook Mines Limited, a wholly owned subsidiary of the Company.

(b)

Re:  Sale of Eersteling.  The Company has signed a Memorandum of Understanding providing for its sale of 100% of the issued shares of Eersteling Gold Mining Company Limited, a wholly owned subsidiary of the Company.

Item 5:

Full Description of Material Changes

(a)

Re:  Sale of Barbrook.  The Company has accepted an offer from Eastern Goldfields, Inc. (a public company trading on the U.S. OTC Bulletin Board) to purchase 100% of the issued shares of Barbrook Mines Limited (“Barbrook”) for cash of 70,000,000 South African Rand (approximately $9,100,000).  The sale is to close by April 28, 2008.  The buyer has paid the Company a break fee of SAR250,000 (approximately $32,000 Cdn.).  The closing of the sale will be subject to the satisfaction of certain conditions – which the Company expects will be satisfied without difficulty.

Barbrook owns the Barbrook Gold Mine, located in the Barberton region of Mpumalonga Province in northeastern South Afirca.  The mine has been on care and maintenance since November 10, 2006.  As at September 30, 2007 Barbrook had a carrying value of $9,400,000 in the Company’s balance sheet.

(b)

Re:  Sale of Eersteling.  The Company has signed a Memorandum of Understanding (“MOU”) with Oretech Resources Inc. (“Oretech”), a “private” company based in Vancouver, British Columbia, providing for the sale by the Company to Oretech of 100% of the issued shares of Eersteling Gold Mining Company Limited (“Eersteling”).  The sale is subject to final documentation and is scheduled for a proposed closing on July 31, 2008.  The purchase price will be $3,810,000 (Cdn.) cash.  Pending the Closing:

(i)

Oretech will pay to the Company a non-refundable “break fee” of $131,000;

(ii)

Upon the signing of formal agreements Oretech will pay to Caledonia’s solicitors, to be held in trust pending Closing, $394,000 – which will be refunded if the agreement does not Close and will be credited to the purchase price if it does Close;

(iii)

For the period from March 3, 2008 until the Closing Oretech will pay to the Company the costs of operating and maintaining Eersteling and its properties, monthly in advance.   The monthly carrying costs are approximately $8,000 (Cdn.);

(iv)

Oretech may, if it decides it must do so to satisfy legal regulatory requirements applicable to it, conduct a limited work and drilling programme on the Eersteling mining property, at its cost and risk, to an anticipated cost of $100,000 (Cdn.);

(v)

Oretech will be responsible for obtaining, prior to the Closing, all required South African governmental regulatory approvals;

(vi)

Oretech will be required, prior to the Closing, to replace an Eersteling Rehabilitation Guarantee of SAR592,000 which has been posted with the South African Department of Mines.

If Oretech wishes to postpone the Closing beyond July 31, 2008 it may do so by paying a penalty payment of $3,000 per calendar day – which will not apply to the purchase price.

As Oretech’s interest in Eersteling is the Eersteling mining property in Limpopo Province in northern South Africa, the MOU provides for Eersteling to transfer the Rooipoort mining properties to another Company subsidiary.  The Eersteling mining property contains the formerly gold-producing Eersteling Mine – which the Company has not been operating and has had on care and maintenance since 1997.

The discounted book value of Eersteling in the Company’s financial records is $1,030,000.

Item 6:

Reliance on section 85(2) of the Act

This Report is not being filed on a confidential basis.

Item 7:

Omitted Information

This Report does not omit any material information that is being kept confidential.

Item 8:

Senior Officers

The senior officer of the Issuer who is knowledgeable about the material changes described in this Report is:

Carl R. Jonsson – Tel:  (604) 640-6357

Item 9:

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to  herein.

DATED at Vancouver, B.C.

March 5, 2008.

  “Carl R. Jonsson”

Carl R. Jonsson,

Director and Secretary